[PAUL, HASTINGS, JANOFSKY & WALKER LETTERHEAD]
October 29, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Michael Pokorny

Re:	Acadia Realty Trust Form 10-K for the year ended December 31, 2009, filed March 1, 2010 Definitive Proxy Statement Schedule 14A, filed April 9, 2010 File No. 001-12002
Ladies and Gentlemen:
On behalf of our client, Acadia Realty Trust (the “Company” or “Acadia”), we hereby respond to the comments of the staff of Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission conveyed by letter dated October 12, 2010. We have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Financial Statements and Notes
Note 4 — Investments In and Advances to Unconsolidated Partnerships
Retailer Controlled Property Venture (“RCP Venture”), page F-20
1.	We have reviewed your response to comment 5. Please further clarify how you determined that your indirect ownership interests in excess of 5% gave you virtually no influence over the entities operating and financial policies especially in light of the guidance in ASC 323-30-S99. In your response, please also address the role of your company in forming the RCP investment group and how that was evaluated in determining your participation, if any, in the operational and financial policies of the entities holding these investments.

U.S. Securities and Exchange Commission
Attention: Michael Pokorny
October 29, 2010

ASC 323-30-S99 provides that the use of the equity method is required unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” We understand that the SEC staff has generally viewed investments of more than 3 to 5 percent to be more than minor. As discussed in the response to Item 4 of the original comments, the Company, together with two other entities, formed an investment group referred to as the Retailer Controlled Property Venture (“RCP Venture”). The RCP Venture is an affiliation of companies designed to invest in real estate opportunities associated with properties owned by retail entities. The RCP Venture is led by the non-Acadia members and the Company’s participation is on a non-controlling basis.
Pursuant to the terms of the operating agreements, Acadia’s interest is as a passive investor in any transaction in which Acadia chooses to invest. Generally, the operating agreements provide for the non-Acadia members to appoint the managers of the investment vehicle (i.e. the entity formed through which a specific investment is made). The control and operation of the investment vehicle, and the formulation and execution of business and investment policies, is vested exclusively in the managers.
The investment vehicles formed by the RCP Venture members make direct investments into the entities formed to own and operate properties. These investments are generally made through limited liability companies, in which the investment vehicle holds a non-managing membership interest. These interests give the investment vehicles certain rights, but limited influence over the investment.
With regard to the investment in the Rex Stores, Acadia was not an original investing member and purchased its interest from an unrelated investor. The terms of the purchase agreement provide that the interest purchased does not include a transfer of voting or management rights, which were retained by the seller.
Based on the foregoing described investment structures and the immaterial size of the investment and earnings to Acadia’s financial statements, the Company believes that the use of the cost method is appropriate.

U.S. Securities and Exchange Commission
Attention: Michael Pokorny
October 29, 2010

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 9, 2010
2.	Where you have provided supplemental responses to our comments, please confirm that you will include similar information in future filings, as applicable.
The Company confirms that it will include similar information to that provided with respect to its supplemental responses in future filings.
B. Performance Incentive Compensation
Performance and Time-Based Incentive Awards, page 20
3.	We note your response to comment 14 in our letter dated July 22, 2010. Please tell us how your management outperformed the performance categories disclosed. In providing such disclosure, please refer to instruction 5 to Item 402(b) of Regulation S-K. Also, please tell us the percentage of the pool assigned to and describe the consideration of the “accomplishment of subjective goals” associated with each officer.
Company Performance Metrics
The objective metrics chosen for determining Company performance (which we detailed in our response to comment 14 in your letter dated July 22, 2010) and the actual Company results are as follows:

Bonus Level
Measurement	Minimal	Target	Outperform	Actual	Achieved

FFO Growth (1):
Absolute $1.00 - $1.10	Bottom 25%	25% - 74%	75% +	$1.28 (AKR)	Outperform
Relative	25% - 49%	50% - 74%	75% - 100%	N/A(3)
NOI Growth (Same Store)(2):
Absolute -2% to -5%	Bottom 25%	25% - 74%	75% +	-2.6% (AKR)	Outperform
Relative	25% - 49%	50% - 74%	75% - 100%	N/A(3)
Total Shareholder Return:
Absolute	1.5% - 2.5%	2.6% - 7.5%	7.5% +	23.5% (AKR)	Outperform
Relative	Bottom 25%	25% - 74%	75% +	N/A(3)

(1)	See Exhibit 1 to this letter for a reconciliation of Net Income (GAAP) to FFO.

(2)	Same store NOI excludes various items included in operating income (GAAP) that are not indicative of the operating performance of a store. NOI is calculated by starting with operating income and (i) adding back general and administrative, depreciation and amortization, abandonment of project costs, reserve for notes receivable; and (ii) deducting management fee income; interest income; other income; lease termination income; and straight line rent and other adjustments.

(3)	Criteria are met if one of the two performance standards for each measurement is achieved. “Relative” performance of peers was not applicable as the Company met the “Absolute” standards.

U.S. Securities and Exchange Commission
Attention: Michael Pokorny
October 29, 2010

The final measure of Company performance is subjective and includes the following aspects of executing the Company’s strategic plan:
•	Maintain a high-quality core portfolio of retail assets
•	Maintain a healthy balance sheet with strong liquidity
•	Maintain a disciplined growth strategy that enables opportunistic investing
Based on the results noted in the chart above, the Company achieved the upper end (“Outperform”) of the three objective metrics. With regard to the subjective Company metric, the Compensation Committee and the full Board of Trustees agreed that the Company “Outperformed” based on the following:
•	Same store net operating income decline of 2.6% at the favorable end of expectation
•	Same store net operating income in the upper quartile of peer group
•	Strong occupancy of the core portfolio of 92.6%
•	Balance sheet liquidity of $130 million including cash of $72 million and availability under lines of credit of $58 million
•	No debt maturities at the core until December 2011 including extension options
•	Fixed-charge coverage of 3.2:1
•	100% fixed rate debt at the core at an average rate of 5.8%
•	Including the Company’s share of Fund debt 86% is fixed at average rate of 5.3%
•	$406 million of available investor capital, of which the Company’s share is $81 million, to fund future opportunistic investments
Individual/Business Unit Performance Metrics
With regard to the individual/business unit performance metrics, each NEO had four goals which were established at the beginning of the year. These goals were different for each NEO based on the different company disciplines for which each of the NEOs was responsible and, while some could be objectively measured, overall they were more subjective in nature than the Company performance metrics. For example, some of the objective measures were as follows:
•	CFO — maintain floating rate to fixed rate debt ratio of no more than 10%
•	CIO — expand the pool of individual contacts for potential transactions by 25 contacts
•	GC — achieve legal billings of $1.5 million received by AKR legal department from the Funds and joint ventures.

U.S. Securities and Exchange Commission
Attention: Michael Pokorny
October 29, 2010

With respect to the subjective measures, each of the NEOs (other than the CEO) was judged on whether there was strong leadership of their departments. Other examples of the more subjective measures are as follows:
•	CEO — ensuring the Company’s long-term financial stability by raising new sources of capital and by preserving and expanding the Company’s liquidity position
•	CEO — stewardship at the top of the organization and success in interfacing with major institutional investors and JV partners
•	GC — communication; interfacing with JV partners; and support with investments
•	CIO — management over acquisition deal flow and dispositions, as well as other investments
•	CFO — maximize operating cash flow to maintain cash balances to fund growth opportunities as they arise
•	Chief Administrative Officer — implement a revised pay for performance program for the senior team based on solid quantitative and qualitative measureables
The compensation committee together with the independent compensation consultant evaluated the individual NEO’s performance and, based on the objective measures as well as their evaluation of the more subjective measures, recommended to the full Board of Trustees which then determined that each of the NEOs “Outperformed” in three of the four individual measures and performed on “Target” for the fourth.
Overall Allocation
The compensation committee, in consultation with its independent compensation consultant, recommended and the full Board of Trustees concurred that, based on its evaluation of each of the NEO’s contribution to attaining the corporate goals and to the performance of the Company, assigned the following allocation of the base bonus pool of $4.3 million:
•	CEO — 41.55%
•	CIO — 14.87%
•	GC — 6.59%
•	Chief Administrative Officer — 5.75%
•	CFO — 6.58%
* * *

U.S. Securities and Exchange Commission
Attention: Michael Pokorny
October 29, 2010

In response to the Staff’s request, the Company has filed a letter on EDGAR containing the specified acknowledgements.
If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6859 or Keith Pisani at (212) 318-6053.
Sincerely,
/s/ Mark Schonberger

Mark Schonberger
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosure

cc:	Michael Nelsen, Acadia Realty Trust Robert Masters, Esq., Acadia Realty Trust Keith D. Pisani, Esq., Paul Hastings, Janofsky & Walker

Exhibit 1
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

For the Year
Ended December 31,
2009

Net income (loss) attributable to Common Shareholders	$31,133

Depreciation of real estate and amortization of leasing costs (net of noncontrolling interests’ share):
Consolidated affiliates	18,847
Unconsolidated affiliates	1,603
Gain on sale (net of noncontrolling interests’ share):
Consolidated affiliates	(2,435)
Unconsolidated affiliates	—
Income (loss) attributable to noncontrolling interests’ in Operating Partnership	465

Distributions — Preferred OP Units	19

Funds from operations	49,632

Funds from operations per share — Diluted
Weighted average Common Shares and OP Units	38,913

Funds from operations, per share	$1.28